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VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:     Babette Cooper

Robert Telewicz

Jonathan Burr

James Lopez

Re: Claros Mortgage Trust, Inc.

        Draft Registration Statement on Form S-11

        Confidentially submitted on June 28, 2021

        CIK No. 0001666291

Ladies and Gentlemen:

On behalf of our client, Claros Mortgage Trust, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement (the “Registration Statement”) on Form S-11 pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted a draft Registration Statement on Form S-11 on a confidential basis under the JOBS Act on December 19, 2019, which was further amended by draft Registration Statements on Form S-11 submitted on February 13, 2020, March 20, 2020, July 7, 2020, September 18, 2020 and June 28, 2021 (the “Draft Submission”).

For ease of review, we have set forth below the comment from the comment letter to the Draft Submission dated June 28, 2021 from the staff of the Commission (the “Staff”) in bold type followed by the Company’s response thereto.

September 3, 2021

Amendment No. 5 to Draft Registration Statement on S-11 submitted June 28, 2021

Financial Statements

Note 3. Loans Portfolio

Loan Modifications, page F-22

1.

We note your disclosure regarding your loan modifications. We further note that approximately $1.25 billion, $1.36 billion and $1.3 billion of unpaid principal balance had a 4 risk rating as of June 30, 2020, December 31, 2020 and March 31, 2021 respectively. Please tell us whether any of these loans were subject to modification, and if so explain to us whether you concluded those modifications to be troubled debt restructurings in accordance with ASC 310-40. Your response should include a discussion of how you determined the loan modification was or was not a troubled debt restructuring.

Response:    In response to the Staff’s comment, the Company respectfully advises the Staff that of the loans that had a 4 risk rating, loans totaling $473.5 million, $1.1 billion and $1.0 billion were subject to modification as of June 30, 2020, December 31, 2020 and March 31, 2021, respectively. In connection with each loan modification the Company enters into, the Company evaluates the changes in the loan terms and all other aspects of the restructuring on a loan by loan basis to determine if the restructuring should be accounted for as a troubled debt restructuring in accordance with ASC 310-40.

During the fourth quarter of 2020, the Company entered into a loan modification secured by a hospitality asset located in San Diego, CA, which was classified as a troubled debt restructuring in accordance with ASC 310-40. This modification included, among other items, a waiver of exit fees, a principal repayment, a reduction of contractual interest payments and an extension of the loan’s maturity date.

The other loans that had a 4 risk rating, which were restructured during the periods outlined above, included restructuring such as the reduction in required reserves, temporary partial deferral of interest payments, increases in loan commitments, and extensions of loan maturity dates. There was no forgiveness of principal in connection with any of these modifications. In certain circumstances, the amount or extent of payment delays, including interest payments or extension of loan maturity dates, was considered insignificant in accordance with ASC 310-40-15-17 relative to the overall life and total original contractual payments of the loan.

In exchange for the modification of terms, the Company received additional benefits such as additional credit enhancements, obtaining rights to an unconditional exit fee, preferential changes to the waterfall that governs allocation of cash proceeds from the sale of the collateral, increased interest rates to a market interest rate spread, or received a deed in lieu of foreclosure. The Company considered these benefits to be adequate compensation for the other terms of the restructuring.

September 3, 2021

Therefore, based on the nature of the modifications granted and the benefits received, the Company determined that no concessions were granted as a result of the modifications of the loans, except for the troubled debt restructuring outlined above, and therefore the other modifications did not meet the definition of a troubled debt restructuring in accordance with ASC 310-40.

* * *

September 3, 2021

We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me by telephone at (714) 755-8172 or by email at william.cernius@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ William Cernius

William J. Cernius of LATHAM & WATKINS LLP

cc:	Richard Mack, Claros Mortgage Trust, Inc.

Michael McGillis, Claros Mortgage Trust, Inc.

J.D. Siegel, Claros Mortgage Trust, Inc.

Brent T. Epstein, Latham & Watkins LLP

Edward F. Petrosky, Sidley Austin LLP

James O’Connor, Sidley Austin LLP